EXHIBIT 99.1

Options to Hydro Top Management

OSLO, Norway, July 6, 2005 (PRIMEZONE) -- As a continuation of the company's short- and long-term incentive systems, Hydro's Board has agreed to allocate options to around 30 persons in Hydro top management. The distribution will be as follows: 15,000 options for the President and CEO, 7000 - 10,000 for the remaining four members of Corporate Management, and 2500 - 3500 for the other top executives in this scheme.

The share price for the option scheme for 2005 has been set at NOK 622 per share. These options can be exercised from 1 July 2008, at the earliest, up to 30 June 2011, at the latest. The exercise of options is conditional on a commitment to a long-term shareholding in the company.

A maximum limit on the gain from exercising options has been set for options allocated in 2004 and after. This is equivalent to the basic salary of the executive in question for the year in which the gain is realized.

CONTACT:
Idar Eikrem
Mobile: +47 95028363
Telephone: +47 22533273
Email: idar.eikrem@hydro.com

Tor Steinum
Mobile: +47 95083933
Telephone: +47 22532731
Email: tor.steinum@hydro.com

Norsk Hydro ASA
Drammensveien 264 N-0240
Oslo Norway
Telephone: +47 22538100
Fax: +47 22532725
www.hydro.com